REtokens Capital, LLC
(SEC NO. 8-71290)

Annual Audited Report
Form X-17a-5, Part III
For the Period June 27, 2025
(commencement of operations) to June 30, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-71290

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/27/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Retokens Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3103 N.Pines Road
(No. and Street)

Spokane Valley	WA	99216
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	917 225 2478	bill@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway-Ste 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyler Vinson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Retokens Capital LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Tyler Vinson

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

D NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
REtokens Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of REtokens Capital LLC (the "Company") as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the period from June 27, 2025 to June 30, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of REtokens Capital LLC as of June 30, 2026, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as REtokens Capital LLC's auditor since 2026.

Hauppauge, New York
August 31, 2026

Nawrocki Smith LLP

REtokens Capital LLC
Statement of Financial Condition
June 30, 2026

Assets		
Cash and cash equivalents	$	**347,791**
Prepaid expenses		**15,365**
Total assets	$	**363,156**
Liabilities and Member's Equity		
Liabilities		
Account payable and accrued expenses	$	**41,154**
Total liabilities		**41,154**
Member's equity		**322,002**
Total liabilities and member's equity	$	**363,156**

The accompanying notes are an integral part of these financial statements.

REtokens Capital LLC
Statement of Operations
For the Period from June 27, 2025 to June 30, 2026

Revenues		
Fees	$	7,500
Expenses		
Professional fees		263,661
Technology and communications		70,455
Compensation		44,500
Promotional expense		43,427
Regulatory		36,690
Dues and subscriptions		14,058
Occupancy		2,949
Other		1,875
		477,615
Net loss	$	(470,115)

The accompanying notes are an integral part of these financial statements.

REtokens Capital LLC
Statement of Changes in Member's Equity
For the Period from June 27, 2025 to June 30, 2026

Member's equity, June 26, 2025	$	637,117
Net loss		(470,115)
Member's contributions		155,000
Member's equity, June 30, 2026	**$**	**322,002**

The accompanying notes are an integral part of these financial statements.

REtokens Capital LLC
Statement of Cash Flows
For the Period from June 27, 2025 to June 30, 2026

Cash flows from operating activities		
Net loss	**$**	**(470,115)**
Adjustments to reconcile net loss to net cash used in operating activities		
Net change in operating assets and liabilities		
Increase in accounts payable and accrued expenses		**5,275**
Increase in prepaid expenses		**(7,688)**
Net cash used in operating activities		**(472,529)**
Cash flows from financing activities		
Member's contributions		**155,000**
Net cash provided by financing activities		**155,000**
Net decrease in cash		**(317,529)**
Cash - beginning		**665,320**
Cash - ending	**$**	**347,791**

The accompanying notes are an integral part of these financial statements.

1. Organization

REtokens Capital, LLC (the "Company") a Delaware limited liability company, was formed on June 18, 2024. It is wholly owned by REtokens Financial Group LLC (the "Parent"), also a Delaware limited liability company.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934, and a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the Securities and Exchange Commission as an Alternative Trading System ("ATS"), which is a trading system that matches orders for buyers and sellers of securities.

Under the limited liability company structure, the member's liability for the Company's losses, debts, and obligations is generally limited to its capital contributions.

The Company's primary business activity consists of operating a 3 Step ATS engaging in digital asset securities, private placements of digital asset securities, and revenue sharing with other broker-dealers on a non-exclusive best-efforts basis, for the coordination, supervision, and sale of private securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At June 30, 2026, the Company had balances which exceeded the FDIC insured limit by $97,791.

Revenues
The Company recognizes revenue in a manner consistent with the principles set forth in ASC 606. Specifically, the Company recognizes revenue related to its services under a contract when the performance obligation(s) under such contract has been satisfied.

For the year ended June 30, 2026, the Company generated fees related to the coordination and sale of unregistered securities of $7,500. Fee revenue is recognized when the performance obligation of the contracts are satisfied. The Company has no contract liability balances related to performance obligations that are unsatisfied at the end of such period.

Income Taxes
The Company is a disregarded entity for income tax purposes as its results of operations are included in the income tax returns of its Parent. As of June 30, 2026, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions.

Office Lease
As the Company's office lease does not exceed one year, it has elected the short-term lease recognition exemption under ASC 842 *Leases*.

Going Concern
The Company has generated operating losses during the year ended June 30, 2026. There are many risks related to any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created, and the ability to generate profitable operations and positive cash flows.

While Management's business plan includes operating a 3 Step ATS, engaging in private placements of digital asset securities, and revenue sharing with other broker-dealers on a non-exclusive best-efforts basis, for the coordination, supervision, and sale of private securities, the Company presently does not have the profitability to support its operations. However, financial support from the Parent has provided the Company with the capital necessary to support the Company's operations through the year ended June 30, 2026. If the Company is unable to commence and generate revenues adequate to achieve profitable operations, REtokens Financial Group LLC will continue to provide the necessary financial support so that the Company will have the ability to operate as a going concern for at least 1 year from the issuance of these financial statements.

3. Segment Reporting

The Company currently operates in one business segment which represents principally all of the Company's activity as a securities broker-dealer. The Company is comprised of several classes of services including operating a 3 Step ATS, private placements of digital asset securities, and commission sharing with other broker-dealers on a non-exclusive best-efforts basis, for the coordination, supervision, and sale of private securities.

The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses revenues and various key performance metrics to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single

reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Significant Segment Expenses:
For the year ended June 30, 2026, the following significant expenses are regularly reviewed by the CODM:

- Professional Fees: $263,661
- Technology & Communications: $70,455

The amounts presented above align directly with the totals as presented in the statement of operations.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2026, the Company had net capital, as defined, of $306,637, which exceeded the required minimum net capital of $250,000 by $56,637. Aggregate indebtedness at June 30, 2026 totaled $41,154. The percentage of aggregate indebtedness to net capital was 13.42%.

5. Evaluation of Subsequent Events

The Company has evaluated subsequent events through August 31, 2026, the date the financial statements were available for issuance. Management is not aware of any events that have occurred subsequent to the balance sheet date that would require an adjustment to or disclosure in the financial statements.

6. Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

REtokens Capital LLC **Schedule I**

Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2026

Net capital:			
Total member's equity		$	322,002
Deduct nonallowable assets:			
Prepaid expenses	15,365		
			15,365
Net capital before haircuts on securities (tentative net capital)			306,637
Haircuts on securities			-
Net capital			306,637
Aggregate indebtedness:			
Account payable and accrued expenses			41,154
Total aggregate indebtedness			41,154
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $250,000, whichever is greater)			250,000
Excess net capital			56,637
Percentage of aggregate indebtedness to net capital			13.42%

REtokens Capital LLC

Schedule II

Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2026

The Company did not claim an exemption under paragraph (k) of Rule 15c3-3, in reliance on Footnote 74 to SEC release 34-70073.

The Company limits its business activity to (1) operating a 3 step Alternative Trading System (2) Private placements of Digital Asset Securities (3) Digital Asset Securities transactions via the 3 step process (4) Commission sharing

The Company represents that during the reporting period it
(1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
(2) did not carry accounts of or for customers
(3) did not carry PAB accounts (as defined in Rule 15c3-3)

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$ 306,637
	Net Capital, per schedule I	**$ 306,637**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$ 41,154
	Aggregate indebtedness, per schedule I	**$ 41,154**

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
REtokens Capital LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) REtokens Capital LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to operating a 3 step ATS, allowing investors to buy and sell tokenized real estate interest and other digital asset securities in a regulated marketplace, will share in commissions and fees with other broker dealers on a non-exclusive best efforts basis for the coordination, supervision and sale of unregulated securities and earn fees generated by private placements of digital asset securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
August 31, 2026

Nawrocki Smith LLP

Rule 15c3-3 Exemption Report
June 30, 2026

REtokens Capital LLC ("the Company")

The Company, to its best knowledge and belief, throughout the period from June 27, 2025 to June 30, 2026, did not claim an exemption under paragraph (k) of Rule 15c3-3, in reliance on Footnote 74 to SEC release 34-70073.

The Company limits its business activities to (1) operating a 3 step Alternative Trading System, allowing investors to buy and sell tokenized real estate interests and other digital asset securities in a regulated marketplace, (2) Will share in commissions and fees with other broker-dealers on a non-exclusive best efforts basis for the coordination, supervision and sale of unregulated securities and (3) will earn fees generated by private placements of Digital Asset Securities.

The Company represents that during the reporting period it
(1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
(2) did not carry accounts of or for customers
(3) did not carry PAB accounts (as defined in Rule15c3-3)

Name: Tyler Vinson
Title: CEO
Date: August 31, 2026